

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2025

Matthew Salem
Chief Executive Officer
KKR Real Estate Finance Trust Inc.
30 Hudson Yards
Suite 7500
New York, NY 10001

> **Re: KKR Real Estate Finance Trust Inc.**
> **Registration Statement on Form S-3**
> **Filed April 30, 2025**
> **File No. 333-286852**

Dear Matthew Salem:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joseph H. Kaufman, Esq.